1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com

Joseph A. Hoffman 214 659.4593 Phone 214 659.4861 Fax jhoffman@andrewskurth.com
November 17, 2005
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, DC 20549-7010

Re:	Sabine Production Partners, LP
Registration Statement on Form S-4
File No. 333-127203
Filed October 7, 2005
Ladies and Gentlemen:
          On behalf of Sabine Production Partners, LP (the “Partnership”), we have electronically transmitted herewith Amendment No. 2 to the above referenced Registration Statement (“Amendment No. 2”), which has been marked to indicate the changes effected by this amendment. In addition, we have today forwarded, by way of overnight delivery, six (6) marked copies of Amendment No. 2, c/o Mellissa Campbell Duru, for the convenience of the Staff.
          This letter responds to the Staff’s letter of comment, dated October 27, 2005, on behalf of the Partnership. The numbering below corresponds to the numbering used in the comment letter.
          Also, as indicated at the end of this letter, we intend to contact the Staff on Monday or Tuesday of next week to discuss the practicality of declaring this Registration Statement effective by the close of business on Wednesday, November 23, 2005.
Form S-4
General
1.	COMMENT:

We remind you of prior comments 1, 2 and 3.

RESPONSE:
•	The Partnership has made parallel changes to the affected disclosure.

•	Updated and current disclosure has been provided throughout the prospectus.

•	All previously omitted exhibits have been filed.
Austin       Dallas       Houston       London       Los Angeles       New York       The Woodlands       Washington, DC

U.S. Securities and Exchange Commission
November 17, 2005

2.	COMMENT:

Please monitor the need to include updated financial statements.

RESPONSE:

The Partnership has included updated financial statements.
3.	COMMENT:

We note your response to prior comment 5. Include a bullet point listing of the principal risks on the cover page, and revise the cover page to limit it to one page. Also remove the tabular disclosure that currently appears on the second page.

RESPONSE:

The Partnership has made the Staff’s requested changes including moving the principal risks to the cover page and limiting the cover to a single page. We intend to utilize the inside front cover for graphics previously submitted. The tabular disclosure has been eliminated from the prospectus/proxy statement and moved to the unit holder letters.

4.	COMMENT:

Ensure that your footnotes have an appropriate point of reference that your tables include correct and unambiguous headings. For example, you include “footnotes” at pages 100 and 101, but the table in each case does not include the referenced numbers. Also, column headings at page 100 (referring to 2004) and page 101 (the last two headings are identical) appear to require revision or further clarification.

RESPONSE:

The Partnership has corrected the errors in the column headings and footnotes. The subject tables have been reworked (pages 96, 97 and 98).

5.	COMMENT:

You will expedite our review by indicating precisely where you have made responsive changes. For example, it is unclear where you made changes responsive to second sentence of prior comment 13 and where you made the changes you reference in the second and third sentences of your response to prior comment 44. We restate the first sentence of prior comment 25, as we could find no disclosure directly responsive to that item. With regard to prior comment 28, we note that the Risk Factors section now fills 29 pages. Please address each of these points in your response.

U.S. Securities and Exchange Commission
November 17, 2005

RESPONSE:
•	Prior Comment 13. The response to the Staff’s comment to the second sentence of prior Comment 13 is found on pages 33 (last bullet to the “We may not have sufficient cash to enable us to pay the minimum monthly distribution” Risk Factor and page 104 (first paragraph under “Operation Stage—Payment to our General Partner and its affiliates”). Clarifying disclosure is now also provided in the unit holder letters and on pages 22, 33, and 154.

•	Prior Comment 44. Please see “Waiver/Satisfaction of Conditions” on page 75 for expanded disclosure.

•	Prior Comment 25. The Partnership has disclosed that if the Partnership’s operating surplus in a particular measurement period were zero or negative, the minimum distribution amount could be reduced to zero upon the exercise of the reset option (pages 24 and 100).

•	Prior Comment 28. The Partnership has carefully reviewed the Risk Factor disclosures and believes each Risk Factor is appropriate, necessary and material to an investment decision. The Partnership did reduce the original Risk Factors disclosures by more than one page, but added three additional pages of Risk Factors as suggested by the Staff’s initial comments. Based upon the Trustee’s disclosure of the impact of Hurricanes Katrina and Rita on SRT in SRT’s Form 10-Q for the quarter ended September 30, 2005, we have deleted the Risk Factor on those storms.
Explanatory Note
6.	COMMENT:

We note your response to prior comment 12. You indicate that you will provide additional soliciting materials to all applicable holders to the extent there is a fundamental change in the prospectus/proxy statement. We remind you of your obligation to provide additional soliciting materials in the event of a material change in the statements made, as you acknowledge on page 65. See Rule 14a-9. Please confirm your understanding in this regard.

RESPONSE:

The Partnership understands its obligations to provide additional soliciting interests to all applicable holders in the event of a material change in the statements made.
Partnership’s Form of Notice of Meeting of Unit Holders
7.	COMMENT:

We note your response and revisions to prior comment 39. Please ensure that consistent changes have been made throughout the proxy statement/prospectus, including the Notice of Meeting and Letter to Shareholders, to reflect the new proposal 4.

U.S. Securities and Exchange Commission
November 17, 2005

RESPONSE:

The Partnership has made changes throughout the proxy statement (e.g., letter to accompany solicitation date proxy only, letter to accompany record date proxy only, and notice of meeting) to reflect new proposal 4.
Prospectus Cover Page
8.	COMMENT:

Ensure that your disclosure is balanced and complete. For example, it appears more complete to disclose that you expect administrative costs to be higher than in the past, rather than suggesting that they will be “relatively comparable” to historic administrative costs.

RESPONSE:

The Partnership has re-examined the prospectus/proxy statement to ensure that it is balanced and complete. Concerning the referenced disclosure, the Partnership has modified the Registration Statement to reflect the fact that it anticipates administrative costs for the reasonably foreseeable future to be relatively comparable to those of SRT for the year ended December 31, 2005 (annualized) (unit holder letters and page 131).

We note supplementally that, as disclosed by SRT in its Form 10-Q for the quarter ended September 30, 2005, general and administrative costs for the first nine months of 2005 were $1,644,950 (or, $2,193,267 on an extrapolated 12-month basis). The Partnership does not believe that its G&A expense will exceed that amount.

9.	COMMENT:

We note the new disclosure at page 88 and in footnotes 2 on page 100 and 101 regarding your expectations about future administrative costs. Expand the new discussion at page 88 or elsewhere to disclose the basis for such assumption in greater detail. See the fourth sentence of prior comment 8.

RESPONSE:

The Partnership has added the disclosure on page 131 to provide the basis for our assumptions.
Where you can you find more information, page 1
10.	COMMENT:

The new disclosure in the third sentence of the third paragraph appears inappropriate. Please revised accordingly.

RESPONSE:

The third sentence in the third paragraph has been removed (page 1).

U.S. Securities and Exchange Commission
November 17, 2005

Questions and Answers About the Transaction, page 3
“Was an independent representative engaged on behalf of SRT unit holders...?”
11.	COMMENT:

We note your response and revisions to prior comment 18. Please revise the discussion that appears here and on page 71 to elaborate upon why you believe that “any fairness determination that [you] would obtain or initiate from a valuation expert that [you] would select would be of limited benefit.” Tell us whether this was solely a function of the cost of obtaining an opinion or whether there are other reasons that form the basis for your belief.

RESPONSE:

The Partnership has not attempted to obtain a fairness determination or valuation assessment in connection with its pursuit of the proposed transaction. (Although it has held preliminary discussions with valuation firms to determine a general cost likely to be associated therewith.) However, we respectfully submit that, in our experience, fairness determinations and valuation assessments, generally support the determination or assessment of the party requesting the determination. Phrased differently, we believe that once a unit holder properly “discounts” the value of the opinion for the fact that the valuation firm was selected and the determination was requested and paid for by the Partnership, the “net” value to unit holders is marginal. We also note that, in transactions of this nature, investment bankers, valuation experts and others who provide such opinions, typically attempt to limit the extent to which the ultimate recipients of such information (in this case, the unit holders) can rely on the conclusions reached. As such, the Partnership has concluded that the benefits to be obtained, if any, have been outweighed by the costs. Moreover, if the transaction is consummated (the only scenario relevant to the unit holders), the cost of obtaining the fairness opinion would be passed along to the surviving entity and thus would otherwise reduce the amount available for distribution to them (pages 9-10 and 66).

The Partnership has revised the disclosure to set forth these factors. As revised, the Partnership believes that all relevant considerations have been accurately described.
“What is the likely date, time and place of the meeting should it be called?”
12.	COMMENT:

You indicate here, and in the Letter to Shareholders and pages 65 and 66, that you do not plan to deliver proxy cards authorizing you to call the meeting “until you have solicited the affirmative vote of approximately 40% in interest of the SRT unit holders” (emphasis added). Revise to indicate, as you have on page 13, that you will not deliver proxy cards authorizing you to call the meeting “unless you have the affirmative vote of approximately 40% in interest of the SRT unit holders” (emphasis added).

RESPONSE:

The Partnership has made the requested revisions (unit holder letter and pages 11, 60 and 61).

U.S. Securities and Exchange Commission
November 17, 2005

“Does delivery of an executed proxy card to call the meeting also give Sabine Production Partners the right to vote my units at any subsequently called meeting?”
13.	COMMENT:

See prior comment 21. We note your response, however, the comment was directed at the language you use indicating that you have the right to vote units at any subsequently called meeting. This implies that you may vote units at future meetings in addition to the special meeting for which you are specifically seeking authorizations to call. Please remove this implication and clarify that proxies may only be voted at the special meeting.

RESPONSE:

The Partnership has made the Staff’s requested revision (page 12).
Risk Factors, page 26
14.	COMMENT:

We reissue prior comment 29 insofar as mitigating language remains (“To limit these risks”) or has been added (“Although when exercising our reset option”).

RESPONSE:

The Partnership has attempted to remove all mitigating language from the Risk Factors section (pages 28 and 44).
Unaudited Pro Forma Condensed Combined Financial Statements, page 57
15.	COMMENT:

We have read your response to prior comment 37 and have further considered the propriety of including pro forma combined financial statements in your absence of having adequate access to the underlying financial records of Sabine Royalty Trust. We have concluded that, due to your inability to obtain sufficient information to properly determine pro forma adjustments that are factually supportable, as required by Regulation S-X, Rule 11-02(b)(6), you should omit the unaudited pro forma condensed combined financial statements from your filing. Disclosure should be made indicating why you are unable to comply with the requirements of Regulation S-X, Rule 11-02. Additionally, please adjust any other disclosures that previously included information derived from your pro forma financial statements, utilizing in their place the historical information you have available, and clearly disclose why you are using the historical information and your inability to determine pro forma information.

RESPONSE:

The Partnership has removed the pro forma financial statements and has included disclosure under “Management’s Outlook and Future Partnership Financial Reporting Matters” indicating why it is unable to comply with the requirements of Regulation S-X, Rule 11-02 (pages 81 and 82). The Partnership does not believe that it has made any other disclosures that referenced information derived from the previously filed pro forma financial statements.

U.S. Securities and Exchange Commission
November 17, 2005

The Meeting, page 65
Solicitation of Proxies, page 68
16.	COMMENT:

Please remove your indication that you may solicit proxies by “electronic means” considering your response to prior comment 40 indicates otherwise.

RESPONSE:

The Partnership has removed the indication that it may solicit proxies by “electronic means.”
The Transaction, page 73
17.	COMMENT:

See prior comment 43 and your revisions starting on page 76. Please briefly revise your discussion to elaborate upon why it is not “free from doubt” that the affirmative vote to eliminate the applicability of the prudent investor rule will significantly abrogate the Trustee’s obligation to evaluate the fairness of the transaction.

RESPONSE:

The Partnership has revised its discussion and replaced the phrase “free from doubt” with the phrase “while not previously subject to definitive judicial construction,” which it believes to be more descriptive (pages 72 and 73).
Cash Distribution Policy, page 99
18.	COMMENT:

Disclose the information you provide in the first sentence of the last paragraph on page 31 of your October 7 letter of response regarding the absence of an initial term for those items.

RESPONSE:

The Partnership has provided the requested disclosure (page 94).

19.	COMMENT:

We have read your response to prior comment 45 and have the following additional suggestions:

U.S. Securities and Exchange Commission
November 17, 2005

•	Though your proposed additional disclosure of the “rationale for cash distribution policy” addresses the quantitative aspects of your policy, it does not sufficiently address the qualitative aspects underlying the policy that will aid investors in evaluating the merits of your proposal. Please expand your disclosure to more fully address the underlying reasons for your cash distribution policy and the effects it will have on your prospective business operations.

•	It would appear that, at this time, the latest date for which the 12-month average monthly cash distribution rate paid by SRT to holders of the SRT units could be determined would be as of September 30, 2005, rather than October 31, 2005. Please revise your disclosure accordingly, or explain to us how you were able to determine the amount for the 12-month period ended October 31, 2005.

•	Briefly summarize in this section the associated risks surrounding your investment strategy, which you note in your response are included elsewhere throughout the filing.

•	Expand the tabular presentation of your unaudited estimated cash available for distribution, depicting the amount of available cash you would have had in fiscal 2004, and in the twelve months ended June 30, 2005, in columnar format, to illustrate: (i) the complete underlying historical amounts of SRT, prepared on a modified cash basis of accounting as described in Note 2 to SRT’s financial statements, as your starting point: (ii) any adjustments, with detailed explanations and calculations associated with each adjustment; and (iii) the resulting estimated amounts.

•	Include in the tabular presentation of your unaudited estimated cash available for distribution separate line items that disclose the minimum gross amounts of available cash required, compared to your estimated distributable cash, and the resulting excess/shortfall.

•	Incorporate a detailed section which addresses your assumptions and considerations related to your cash distribution policy disclosures.
RESPONSE:

First Bullet: The following discussion has been added to page 94 of the Registration Statement to address the qualitative aspects underlying the cash distribution policy:
“We have designed our cash distribution policy to accomplish the following two objectives:
•	first, to demonstrate to unit holders our current intention to distribute a certain minimum amount each month — although there can be no assurances that we will be in a position to do so; and

•	secondly, to establish target distribution levels that, we believe, properly incentivize our General Partner’s future success.
In this regard, we surveyed 15 prior transactions to determine baseline information concerning minimum distribution levels and target distribution levels from which incentive distributions were

U.S. Securities and Exchange Commission
November 17, 2005

paid to the general partners. Information on each of these transactions was publicly available. Specifically, we considered transactions involving Alliance, Amerigas, Enbridge, Energy Transfer Partners, LP, Farrellgas, Inergy, Kinder Morgan, Magellan Midstream, Natural Resource Partners, Northern Border Partners, Plains All American, Pacific Energy Partners, Sunoco, TC Pipelines and Teppco Partners. Although we believe that the transactions surveyed were analogous to the proposed transaction, no assurances can be given that other transactions could not be viewed as more useful in assessing the objective reasonableness of our cash distribution policy. This survey revealed that the average increase across all transactions was:
•	11.62% for the first target over the minimum established;

•	21.04% for the second target over the first target; and

•	17.66% for the third target over the second target.
Based on this analysis, and considering such other subjective factors as we may have deemed appropriate, we concluded that the proposal outlined in this prospectus/proxy statement was reasonably aligned with the goals established for our cash distribution policy. The establishment of a cash distribution policy is a complex process and not necessarily susceptible to practical analysis or summary description. No transaction used in the above analysis as a comparison to this transaction is identical to the Partnership or SRT.”
Second Bullet: Due to the fact that SRT publicly disclosed the cash distributions for October 2005 on October 7, 2005 (consistent with its history of disclosing such distributions upon determining same), the Partnership was able to roll the 12-month average monthly cash distribution rate forward to include that month prior to the end of the month.
Third Bullet: The following has been added on pages 94 and 95 of the Registration Statement to summarize the associated risks:
               “Our investment strategy involves significant risk. Among other things:
•	as of the date of this prospectus/proxy statement, we have not identified any specific acquisitions that meet our investment objectives and, as a result, you will be unable to evaluate the manner in which we invest or the economic merits of any investment we may make;

•	the amount of risk to us will increase as we borrow funds to pursue our investment strategy;

•	we may have difficulty obtaining credit, which could curtail our investment program;

•	suitable investment candidates may not be available on terms and conditions that our Managing Member finds acceptable;

U.S. Securities and Exchange Commission
November 17, 2005

•	during the course of our investment activities, we will compete with other companies, many of which have greater financial and other resources than we do;

•	we may not be able to recruit adequate qualified personnel to operate, manage and develop our investment strategy or acquired properties;

•	we may need to alter or increase our capitalization in connection with the pursuit of our investment strategy, which could significantly affect our risk profile;

•	the character of new properties acquired by us, if any, could be substantially different in operating or geological characteristics or geographic location;

•	we may be required to assume (or our due diligence efforts may fail to reveal) potentially significant liabilities associated with the properties for which we may not be able to obtain protection from the sellers; and

•	even if the future acquisitions are completed:
•	they may not produce anticipated revenues, reserves, earnings or cash flow;

•	we may assume liabilities that were not disclosed or that exceeded our estimates;

•	we may not be able to successfully integrate our acquisitions or realize anticipated operational or other benefits; and

•	such acquisitions could disrupt our other business.
No assurances can be given that we will be in a position to execute upon our investment strategy or, if executed, that it will lead to the benefits, including the benefit of increased cash distributions per unit, that we currently anticipate.”
Fourth Bullet: The expanded tabular presentation has been provided as requested (pages 96-98).
Fifth Bullet: The expanded tabular presentation has been provided as requested (pages 96-98).
Sixth Bullet: The Partnership advises that it has fully described all of its assumptions and considerations related to the cash distribution policy disclosures in the referenced section. We note supplementally to the Staff that the Partnership did not engage in further analysis of the minimum distribution levels established by the comparative transactions. In other words, the minimum distribution amount was determined by the Partnership without regard to other transactions (deferring instead to a 12-month look-back) and the distribution targets were aligned with the percentage increases determined by reference to the 15 reviewed transactions. See the response to Comment 19, First Bullet above.

U.S. Securities and Exchange Commission
November 17, 2005

Reset Option, page 102
20.	COMMENT:

In your response, you state that “The First and Second Target Distribution levels are 10% and 20% above the minimum monthly distribution amounts.” Though the First Target Distribution level amounts in your table on page 103 appear to be calculated in accordance with this statement, the Second Target distribution level amounts appear to have been determined using a higher percentage than the stated “20% above the minimum monthly distribution amounts.” Please review your calculations and revise, if necessary. Alternatively, if your calculations are correct, clarify the described calculation method in your filing.

RESPONSE:

The Second Target Distribution was actually 20% above the First Target Distribution. The Partnership has presented revised target distribution levels. Now, the First Target Distribution is 10% above the Minimum Monthly Distribution, the Second Target Distribution is 20% above the

First Target Distribution and the Third Target Distribution (new) is 15% above the Second Target Distribution (page 101).

21.	COMMENT:

We partially reissue our prior comment 25. Although you have supplemented the disclosure on page 102 to delineate the general parameters the General Partner must follow in establishing a lower minimum distribution amount, it is not clear from the disclosure that there is no floor applicable to the distribution amount established by the General Partner in the event that it is capable, by virtue of the formula, of exercising the reset option. Please revise or explain why further revision is unnecessary.

RESPONSE:

The Partnership has disclosed that if the Partnership’s operating surplus in a particular measurement period were zero or negative, the minimum distribution amount would be reduced to zero upon the exercise of the reset option (pages 24 and 100).

22.	COMMENT:

Explain to us how the potential variance levels were chosen for the table, and consider including larger decline rates such as 50% and 75%. If you believe that the inclusion of those rates would be inappropriate, explain why.

RESPONSE:

The Partnership has revised the table to provide for decline rates of 10%, 25%, 50% and 75% (page 100).

U.S. Securities and Exchange Commission
November 17, 2005

Certain Relationships and Related Party Transactions, page 129
23.	COMMENT:

We note your revisions in response to prior comment 49 that appear on page 129. Please revise the disclosure that appears elsewhere in the document, such as in your discussion on pages 76-77, to include your indication that, notwithstanding majority approval, the Trustee could still withhold its consent to the trust agreement amendments.

RESPONSE:

The Partnership has revised the disclosures per the Staff’s request (pages 12 and 74).
Material Federal Income Tax Considerations, page 153
24.	COMMENT:

Please refer to material federal income tax “consequences.”

RESPONSE:

We have revised the disclosure from using the term “considerations” to using the term “consequences” where discussing federal income tax consequences on pages iii, 13, 50, 52, 78 and 156 and throughout the registration statement.

25.	COMMENT:

To eliminate any potential for ambiguity, plainly state counsel’s basis opinion, including that you will be treated as a partnership for federal income tax purposes. We note the reference to your reliance on that opinion at page 156.

RESPONSE:

We have revised the first paragraph on page 159 to clearly state that Andrews Kurth LLP is of the opinion that Sabine Production Partners, LP will be classified as a partnership for federal income tax purposes.

26.	COMMENT:

You indicated at page 167 that counsel is unable to opine on your method of making allocations because “use of this method may not be permitted under existing Treasury regulations.” In light of counsel’s non-opinion in these circumstances, explain in necessary detail how your management became comfortable making allocations in this manner. Also explain further the nature of counsel’s uncertainty in that regard. Make clear whether it believes that there is a problem with use of this method.

U.S. Securities and Exchange Commission
November 17, 2005

RESPONSE:

Publicly traded partnerships will generally have interests that are transferred between a buyer and seller on each trading day of the year. Section 706 of the Internal Revenue Code of 1986, as amended (the “Code”), requires that tax items attributable to an interest in a partnership which is sold during a taxable year be allocated between the transferor and the transferee. To avoid overly burdensome tax accounting for transferred units, existing publicly traded partnerships use the various conventions the Partnership intends to adopt to simplify allocations.

While the use of simplifying conventions is generally contemplated under Section 706 of the Code, there is some uncertainty whether the particular combination of conventions adopted by publicly traded partnerships is permissible. While counsel is unable to opine because there is no clear authority on this issue, as a practical matter the Internal Revenue Service has not, to our knowledge, questioned the use of these simplifying conventions by publicly traded partnerships. Furthermore, the Partnership is comfortable making allocations in this manner because all of its income or loss attributable to a transferred unit will be allocated to a unit holder, whether the transferor or transferee, and will be includable in a unit holder’s federal income tax return and thus subject to federal income tax.

27.	COMMENT:

Similarly, revise to explain why counsel indicates at page 168 that it is “unable to opine on the validity of any of these positions.” We may have additional comments.

RESPONSE:

We have revised the first full paragraph of page 171 to clarify. The reason counsel is unable to opine on our method for making adjustments under Section 743(b) of the Code is that Treasury has produced final regulations under Section 743(b) of the Code which the Partnership will follow for making Section 743(b) adjustments; however, Treasury failed to conform previously existing regulations under Section 167 of the Code to the final regulations under Section 743(b). Therefore, if the Partnership complies with the Section 743(b) regulations, this may result in technical noncompliance with the regulations under Section 167. The depreciation rules under Section 167 of the Code generally apply only to specific types of property, such as property placed in service prior to 1981 or property depreciated under a method not expressed in terms of years. The Partnership advises that it expects to own very little, if any, property subject to Section 167 of the Code.
Exhibits 5.1, 8.1 and 8.2
28.	COMMENT:

Ensure that you file signed versions of each opinion, marked with conformed signatures to reflect that the document has in fact been signed. We note also that the signature page of the document you file as exhibit 8.2 appears to include a header reference to a different date.

U.S. Securities and Exchange Commission
November 17, 2005

RESPONSE:

The Partnership has filed signed versions of each opinion. We have corrected the header reference on the signature page to Exhibit 8.2. (Exhibit 5.1, Exhibit 8.1 and Exhibit 8.2.)
Engineering Comments
Questions and Answers About the Transaction, page 8
Why is the Partnership Proposing This Transaction? page 8
29.	COMMENT:

Regarding your response number 51 of your letter dated October 7, 2005, please provide your complete engineering evaluation that supports your statement that the useful life of the oil and gas properties may be substantially depleted in eight to ten years. Alternatively, revise or remove this statement here and wherever else in the document it occurs.

RESPONSE:

The disclosure has been revised per the Staff’s comment (pages 8 and 64).

30.	COMMENT:

Your disclosure concerning the decline rate appears to be overstated in that you describe it as a “marked decline in production” but it actually calculates out to be about a 5% decline rate per year. This decline rate appears to be more favorable than the average decline rate in the industry. Therefore, please revise your disclosure here and wherever else this occurs to described the recent historic production performance in a more accurate manner.

RESPONSE:

The disclosure has been revised to delete the term “marked” and to add the average 5.2% decline rate per year (unit holder letters and pages 8, 64 and 87).
Our Strategy Following the Transaction, page 19
Utilization of Advanced Technical Capabilities, page 19
31.	COMMENT:

You state that you will monitor operators of your properties to evaluate and promote their compliance with industry standards for prudent operations. Please provide us a copy of these industry standards for prudent operations and the regulatory body or industry association who implements and enforces them.

U.S. Securities and Exchange Commission
November 17, 2005

RESPONSE:

The legal standards for prudent operations have been developing in the courts for decades. No regulatory body or industry association implements or enforces them. The standards are designed to protect holders of royalty interests, who are the parties that seek to implement and enforce in the courts the operators’ compliance with standards for reasonable and prudent operation. The Partnership has changed the phrase “industry standards” to “legal standards” (unit holder letters and pages 19 and 91).

32.	COMMENT:

You also state that historically the Trustee, by the terms of the trust agreement, has been restricted to merely receiving cash distributions from the legacy assets and distributing the cash and, therefore has not been, to your knowledge, able to monitor or enforce compliance by the operators. We are not clear on the compliance that you are referring to. Compliance of state oil and gas regulations are monitored and enforced by the appropriate state regulatory agencies. Please clarify and explain how you will be able to monitor and influence the operators and cause to be deployed the methods you mention if you are restricted by the same trust and operating agreements. As we understand, a non-operator only has the ability to sue an operator for gross negligence. You appear to be suggesting that you will be able to do much more. Please explain this further to us and provide support for your position.

RESPONSE:

The Partnership is not referring to compliance with state oil and gas regulations that are monitored and enforced by state regulatory agencies. The Partnership is referring to compliance with legal standards for prudent operations that are an ever-developing body of law developed by the courts of competent jurisdiction. As SRT will be terminated if the Partnership’s proposals are approved, the Partnership will not be restricted by any trust agreement. The trust agreement significantly restricts the Trustee from taking any action with respect to the investment or operation of the legacy assets. Because the Partnership will not be restricted in any similar manner, it will be free to work on developing relationships with the operators of the SRT legacy assets in order to evaluate and promote their compliance with legal standards for prudent operation. With respect to enforcing compliance among the operators of the SRT legacy assets, the Partnership intends to pursue commercially reasonable, legal remedies if its diplomatic efforts fail to yield results. We also observe that as a passive, flow-through entity only, with no incentive for operational efficiency, Bank of America, as trustee, has not been properly incentivized to seek out and encourage operational improvements. This is a key structural difference to the business model proposed by the Partnership.

33.	COMMENT:

Please expand your disclosure to include that ASP technology is not beneficial in every field or every waterflood, may cost significantly more than $2 or $4 per barrel and there is no conclusive evidence that recoveries will increase for every application by the amount suggested by Surtek, or at all.

U.S. Securities and Exchange Commission
November 17, 2005

RESPONSE:

The Partnership has revised and expanded its disclosure regarding ASP technology (pages 19 and 92).
Focus on Operational Efficiency, page 19
34.	COMMENT:

We could not find where you disclosed that all of the legacy assets are operated by others. Please specifically tell us where this disclosure appears.

RESPONSE:

The disclosure that all of the legacy assets are operated by others appears on pages 19, 89 and 91.
           The Partnership believes that the Registration Statement, as amended by this Amendment No. 2, complies with applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Therefore, and in light of the Partnership’s strong desire to begin the solicitation process prior to the holidays, we intend to contact the Staff on Monday or Tuesday of next week to determine whether the Staff believes that effectiveness prior to the close of business on Wednesday, November 23, 2005, is practicable. Thank you in advance for your assistance in this regard.
           Please do not hesitate to contact me at 214-659-4593 or J. David Washburn of this office at 214-659-4678 if we can be of any further assistance in reviewing the above responses.
           Thank you.

Very truly yours,
/s/ Joseph A. Hoffman

Joseph A. Hoffman Partner

cc:	Gerald W. Haddock, Esq.
Mr. James E. Farrell
J. David Washburn, Esq.